SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

Choice One Communications Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

17038P104
(CUSIP Number)

Kenneth F. Clifford
Metalmark Capital LLC
1585 Broadway, 38th Floor
New York, NY 10036
Tel: (212) 761-8179
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17038P104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metalmark Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,678,610 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 18,678,610 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,678,610 – See Item 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% – See Item 5
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Choice One Communications Inc., a Delaware corporation (“Choice One” or the “Company”). The principal executive offices of Choice One are located at 100 Chestnut Street, Rochester, NY 14604 2417.

      Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Metalmark Capital LLC, a Delaware limited liability company (“Metalmark”).

      (b) The address of the principal business and the principal office of the Reporting Person is 1585 Broadway, 38th Floor, New York, New York 10036.

      (c) Not applicable.

      (d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Metalmark is a Delaware limited liability company. See also Schedule A.

      Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

      Item 4. Purpose of Transaction.

      Not applicable.

      Item 5. Interest in Securities of the Issuer.

      Reference is made to the Report on Schedule 13D relating to the Common Stock, originally filed on February 14, 2001, as amended by Amendment No. 1 thereto filed on April 25, 2002, Amendment 2 thereto filed on September 17, 2002, Amendment 3 thereto filed on October 12, 2002, and Amendment 4 thereto filed on the date hereof (collectively, the “MS Schedule 13D”), jointly filed on behalf of the following persons: (1) Morgan Stanley, a Delaware corporation (“MS”), (2) Morgan Stanley Capital Partners III, Inc., a Delaware corporation (“MSCP III, Inc.”), (3) MSCP III, LLC, a Delaware limited liability company (“MSCP III, LLC”), (4) Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership (“MSCP III, LP”), (5) MSCP III 892 Investors, L.P., a Delaware limited partnership (“MSCP III 892”), (6) Morgan Stanley Capital Investors, L.P., a Delaware limited partnership, (7) MSDW Capital Partners IV, Inc., a Delaware corporation (“MSDW IV, Inc.”), (8) MSDW Capital Partners IV, LLC, a Delaware limited liability company (“MSDW IV, LLC”), (9) Morgan Stanley Dean Witter Capital Partners IV, L.P., a Delaware limited partnership (“MSDW IV, LP”), (10) MSDW IV 892 Investors, L.P., a Delaware limited partnership (“MSDW IV 892”) and (11) Morgan Stanley Dean Witter Capital Investors IV, L.P., a Delaware limited partnership.

      (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, by virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to beneficially own 18,678,610 shares of Common Stock, or approximately 42.3% of the outstanding shares of Common Stock, which includes Warrants (as defined in the MS Schedule 13D) to purchase 1,957,939 shares of Common Stock, 2002 Warrants (as defined in the MS Schedule 13D) to purchase 527,517 shares of Common Stock and New 2002 Warrants (as defined in the MS Schedule 13D) to purchase 5,430,463 shares of Common Stock, which securities are held by MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892. See Item 4 of the MS Schedule 13D for a discussion of the terms of the Warrants, 2002 Warrants and New 2002 Warrants and Item 5 of the MS Schedule 13D for a description of the shares of Common Stock that each of MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892 may be deemed to beneficially own.

      (b) By virtue of the subadvisory arrangement described in Item 6 below and the relationships reported under Item 2 of the MS Schedule 13D, prior to the effectiveness of such subadvisory arrangement, (a) each of Metalmark, MS, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MSCP III, LP and MSCP III 892 and (b) each of Metalmark, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. Once the subadvisory arrangement is effective, Metalmark may be deemed to have sole voting and dispositive power with respect to (a) the shares of Common Stock owned by MSCP III, LP and MSCP III 892 and (b) the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. See response to Item 6 below.

      (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

      (d) By virtue of the subadvisory arrangement described in Item 6 below and the relationships reported under Item 2 of the MS Schedule 13D, prior to the effectiveness of such subadvisory arrangement, (a) each of Metalmark, MS, MSCP III, Inc. and MSCP III LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCP III, LP and MSCP III 892 and the proceeds from the sale of such shares of Common Stock and (b) each of Metalmark, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSDW IV, LP and MSDW IV 892 and the proceeds from the sale of such shares of Common Stock, and from the sale of the Warrants, the 2002 Warrants and the New 2002 Warrants held by MSDW IV, LP and MSDW IV 892. Once the subadvisory arrangement is effective, Metalmark may be deemed to have the sole power to (a) direct the receipt of dividends declared on the shares of Common Stock held by MSCP III, LP and MSCP III 892 and the proceeds from the sale of such shares of Common Stock and (b) direct the receipt of dividends declared on the shares of Common Stock held by MSDW IV, LP and MSDW IV 892 and the proceeds from the sale of such shares of Common Stock, and from the sale of the Warrants, the 2002 Warrants and the New 2002 Warrants held by MSDW IV, LP and MSDW IV 892. See response to Item 6 below.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark (the parent entity of Subadvisor) and certain affiliates of MS agreed that Subadvisor will manage MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892 on a subadvisory basis. The management authority of Subadvisor will be as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 1. This subadvisory relationship is expected to commence in the third quarter of 2004. Once the subadvisory arrangement is effective, Metalmark may be deemed to have sole voting and dispositive power with respect to (a) the shares of Common Stock owned by MSCP III, LP and MSCP III 892 and (b) the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. Metalmark is a new independent private equity firm led by Howard I. Hoffen and senior team members from Morgan Stanley Capital Partners.

      Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Form of Power of Attorney.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

METALMARK CAPITAL LLC

By:	/s/ Kenneth Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND SOLE MEMBER
OF
METALMARK CAPITAL LLC

      The name of the sole member and the names and titles of the officers of Metalmark Capital LLC (“Metalmark”) are set forth below. The current principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. In connection with the transactions described in Item 6 of this Schedule 13D, each of the persons listed below will terminate employment with Morgan Stanley & Co. Incorporated, commence full-time employment with Metalmark, and become members of Metalmark (if not already a member). The business address of each of the persons listed below is 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Metalmark and each individual is a United States citizen.

Name, Business Address	Title

Howard I. Hoffen	Sole Member
Chairman, Chief Executive Officer and Managing Director

Michael C. Hoffman	Managing Director

Jeffrey M. Siegal	Managing Director

John J. Moon	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer and Managing Director